UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

54318P108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Prime Peak Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

3,083,530 ordinary shares (1), of which 713,530 ordinary shares are represented by 713,530 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power

3,083,530 ordinary shares (1), of which 713,530 ordinary shares are represented by 713,530 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,083,530 ordinary shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 90,000 ordinary shares issuable upon the exercise of stock options, held by Prime Peak Limited, that are vested or that will vest within 60 days from the date of the filing of this Amendment (as defined below).

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Concentra Holdings Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,220,000 ordinary shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,220,000 ordinary shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,000 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fortune Flair Ltd No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,303,530 ordinary shares (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,303,530 ordinary shares (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,303,530 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) CO

(2) Fortune Flair Ltd. has voting and investment power with respect to Prime Peak Limited and Concentra Holdings Limited and is filing this Amendment with respect to 4,303,530 ordinary shares of the Issuer of which Fortune Flair Ltd. may be deemed to be the beneficial owner.  Such ordinary shares include (i) 3,083,530 ordinary shares of the Issuer held by or which may be deemed to be beneficially owned by Prime Peak Limited, including (a) 2,993,530 ordinary shares of the Issuers held by Prime Peak Limited (of which 713,530 ordinary shares represented by American depositary shares) and (b) 90,000 ordinary shares issuable upon the exercise of stock options, held by Prime Peak Limited, that are vested or that will vest within 60 days from the date of the filing of this Amendment, and (ii) 1,220,000 ordinary shares of the Issuer held by Concentra Holdings Limited.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weizhou Lian N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong Special Administrative Region, the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

4,303,530 ordinary shares (3), of which 713,530 ordinary shares are represented by 713,530 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power

4,303,530 ordinary shares (3), of which 713,530 ordinary shares are represented by 713,530 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,303,530 ordinary shares (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) IN

(3) Mr. Lian is filing this Amendment with respect to 4,303,530 ordinary shares of the Issuer of which he may be deemed to be the beneficial owner. Fortune Flair Ltd. is ultimately owned by a trust which may be deemed to beneficially own the 4,303,530 ordinary shares of the Issuer held by Fortune Flair Ltd.; Mr. Lian is a beneficiary of the trust. Mr. Lian may be deemed to beneficially own the interests in Fortune Flair Ltd. held by the trust and the 4,303,530 ordinary shares of the Issuer that may be deemed to be beneficially owned by Fortune Flair Ltd.. See footnote (2) for the statement of Fortune Flair Ltd.’s beneficial ownership of 4,303,530 ordinary shares of the Issuer.

This Amendment No. 3 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13G jointly filed by Concentra Holdings Limited and Weizhou Lian with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended by Amendment No. 1 filed by Concentra Holdings Limited, Prime Peak Limited and Weizhou Lian with the SEC on February 12, 2009 and by Amendment No. 2 filed by Concentra Holdings Limited, Prime Peak Limited and Weizhou Lian with the SEC on February 11, 2010.

Item 1.
(a)	Name of Issuer: Longtop Financial Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices: Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong

Item 2.
(a)

Name of Person Filing:

Prime Peak Limited, Concentra Holdings Limited, Fortune Flair Ltd. and Weizhou Lian.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence:

Prime Peak Limited

Palm Grove House,

P.O. Box 438, Road Town, Tortola,

British Virgin Islands

Concentra Holdings Limited

Palm Grove House,

P.O. Box 438, Road Town, Tortola,

British Virgin Islands

Fortune Flair Ltd.

P.O. Box 1164

George Town, Grand Cayman

Cayman Islands

Weizhou Lian

Flat C, 32/F, Block 8, Aldrich Garden

2 OI Lai Street

Shaukiwan

Hong Kong

(c)

Citizenship:

Each of Prime Peak Limited and Concentra Holdings Limited is a corporation organized under the laws of the British Virgin Islands.

Fortune Flair Ltd. is a corporation organized under the laws of the Cayman Islands.

Weizhou Lian is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. Mr. Lian is also referred to as Wai Chau Lin, which is a transliteration of the Cantonese version of his name.

	(d)	Title of Class of Securities: Ordinary Shares, $.01 par value per share
	(e)	CUSIP Number: 54318P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Prime Peak Limited is the record owner of 2,993,530 ordinary shares, of which 713,530 ordinary shares are represented by 713,530 American depositary shares of the Issuer, and 90,000 ordinary shares issuable upon the exercise of stock options, held by Prime Peak Limited, that are vested or that will vest within 60 days from the date of the filing of this Amendment.  Each American depositary share represents one ordinary share.

Concentra Holdings Limited is the record owner of 1,220,000 ordinary shares.

Fortune Flair Ltd. has investment and voting power with respect to Prime Peak Limited and Concentra Holdings Limited.  Fortune Flair Ltd. may be deemed to beneficially own 4,303,530 ordinary shares of the Issuer, which include (i) 2,993,530 ordinary shares held by Prime Peak Limited, of which 713,530 ordinary shares are represented by 713,530 American depositary shares of the Issuer, (ii) 90,000 ordinary shares issuable upon the exercise of stock options, held by Prime Peak Limited, that are vested or that will vest within 60 days from the date of the filing of this Amendment, and (iii) 1,220,000 ordinary shares held of record by Concentra Holdings Limited.

Fortune Flair Ltd. is ultimately owned by a trust of which Weizhou Lian is a beneficiary.  Mr. Lian may be deemed to beneficially own the interests in Fortune Flair Ltd. held by the trust and the 4,303,530 ordinary shares of the Issuer which may be deemed to be beneficially owned by Fortune Flair Ltd..

(b)

Percent of class:

Prime Peak Limited: 5.4%

Concentra Holdings Limited:  2.1%.

Fortune Flair Ltd.: 7.5%

Weizhou Lian: 7.5%

The foregoing percentages are calculated based on 57,073,036 ordinary shares of the Issuer issued and outstanding as of December 31, 2010, pursuant to Rule 13d-3(d)(1).

	(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

3,083,530 ordinary shares for Prime Peak Limited.

1,220,000 ordinary shares for Concentra Holdings Limited.

4,303,530 ordinary shares for Fortune Flair Ltd..

4,303,530 ordinary shares for Weizhou Lian.

(ii) Shared power to vote or to direct the vote 0 shares for each Reporting Person.
(iii)

Sole power to dispose or to direct the disposition of

3,083,530 ordinary shares for Prime Peak Limited.

1,220,000 ordinary shares for Concentra Holdings Limited.

4,303,530 ordinary shares for Fortune Flair Ltd..

4,303,530 ordinary shares for Weizhou Lian.

(iv) Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   January 31, 2011

Prime Peak Limited

By:	Fiduciary Service Limited, as its sole director
By: /s/ Stewart Chui & Tuang lwee Name: Stewart Chui & Tuang lwee
Title: Authorised Signatories for and on behalf of
Fiduciary Service Limited as sole director of Prime Peak Limited
Concentra Holdings Limited

By:	Fiduciary Service Limited, as its sole director
By: /s/ Stewart Chui & Tuang lwee Name: Stewart Chui & Tuang lwee
Title: Authorised Signatories for and on behalf of Fiduciary Service Limited as sole director of Concentra Holdings Limited

Fortune Flair Ltd.

By:    Fiduciary Service Limited, as its sole director

         By:  /s/ Stewart Chui & Tuang lwee

Name: Stewart Chui & Tuang lwee

Title: Authorised Signatories for and on behalf of

          Fiduciary Service Limited as sole director of

                   Fortune Flair Ltd.

/s/ Weizhou Lian
Weizhou Lian

Exhibit 1

AGREEMENT

WHEREAS, the undersigned are or may be deemed to be beneficial owners, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, of Ordinary Shares, $.01 par value per share, of Longtop Financial Technologies Limited.

NOW, THEREFORE,  the undersigned acknowledge and agree that the foregoing statement on Schedule 13G Amendment No. 3 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 31st day of January, 2011.

Prime Peak Limited

By:	Fiduciary Service Limited, as its sole director
By: /s/ Stewart Chui & Tuang lwee Name: Stewart Chui & Tuang lwee
Title: Authorised Signatories for and on behalf of Fiduciary Service Limited as sole director of Prime Peak Limited

Concentra Holdings Limited

By:	Fiduciary Service Limited, as its sole director
By: /s/ Stewart Chui & Tuang lwee Name: Stewart Chui & Tuang lwee
Title: Authorised Signatories for and on behalf of Fiduciary Service Limited as sole director of Concentra Holdings Limited

Fortune Flair Ltd.

By:    Fiduciary Service Limited, as its sole director

         By:  /s/ Stewart Chui & Tuang lwee

Name: Stewart Chui & Tuang lwee

Title: Authorised Signatories for and on behalf of

                   Fiduciary Service Limited as sole director of

                   Fortune Flair Ltd.

/s/ Weizhou Lian
Weizhou Lian